Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of preferred stock of Revlon Inc. being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:	February 11, 2026

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

		By:	/S/ ___Tyrone Lopez _____
Name: Tyrone Lopez
Title: Managing Director

STATE STREET BANK AND TRUST COMPANY
As trustee for General Motors Hourly-Rate Employes Pension Trust (as directed by General Motors Investment Management Corporation)

		By:	/S/ ___Michael J. McElligott_____
Name: Michael J. McElligott
Title: Vice President